Exhibit 99.(a)(5)(iv)

For Immediate Release	Press Release

LookSmart Attempts to Impose "Retroactive" Poison Pill in Defiance of 75% Shareholder Vote Against Pill

Snowy August Calls for Action to Stop Reckless Entrenchment and Related Misconduct by Insiders

New York, New York, August 29, 2012 - Snowy August Management LLC today issued the following statement:

"As previously reported, PEEK Investments LLC, an affiliate of Snowy August, received tenders for a number of shares of LookSmart, Ltd. (Nasdaq: LOOK) which, together with the shares owned by PEEK and its affiliates, represents a majority of the total outstanding shares.

The shareholders have spoken (again). An overwhelming number of LookSmart's shareholders (still) want liquidity.

Unfortunately for shareholders, LookSmart has reacted inappropriately by unreasonably imposing a last-minute, "retroactive" poison pill the day before the tender offer was scheduled to expire. We don't know whether LookSmart is ignoring or forgetting the fact that over 75% of LookSmart's voting shareholders voted against the poison pill the last time LookSmart tried to pull this trick. But, we do know that, by attempting to block the tender offer and entrench themselves, LookSmart's insiders are preventing shareholders from realizing value and obtaining liquidity.

Notwithstanding LookSmart's last-ditch act of desperation, we are currently still willing to purchase all of the outstanding shares of common stock of LookSmart for $1.00 per share in cash pursuant to the tender offer. However, as described in the initial tender offer material, we have reserved the right to decrease the offer price. We are increasingly concerned that LookSmart's decision to waste corporate assets fighting a majority of its own shareholders may be materially adversely affecting LookSmart's financial condition, operating results, and future prospects. LookSmart's insiders have been burning through rapidly dwindling cash, mismanaging the business, and enriching themselves at the expense of shareholders for years. We were alarmed by LookSmart's most recent quarterly disaster and statements made in response to the tender offer. LookSmart's insiders appear to be more than willing to keep destroying value at record level pace. If they continue to act improperly and burn cash and destroy value to entrench themselves, we may decrease the offer price or withdraw or terminate the tender offer, as permitted by law and the terms and conditions of the tender offer.

We are disappointed by LookSmart's attempts to continue denying numerous shareholder mandates and defying the will of overwhelming numbers of its own shareholders. LookSmart's insiders claim to be acting in the best interests of shareholders and claim to recognize and appreciate the desire of shareholders to realize value in the near term. But, their actions speak much louder than their words.

By refusing to do the right thing, LookSmart has made it clear that LookSmart intends to deprive its shareholders of the ability to make their own decisions. Shareholders should be able to choose whether they want insiders to use "retroactive" poison pills to prevent markets from operating efficiently and avoid being held accountable and responsible for their lack of performance and mismanagement and other failures and misdeeds. Shareholders should also have the right and freedom to sell their shares if and when they want to sell their shares.

We stand ready, willing, and able to provide shareholders what they want. The only thing standing in the way of LookSmart's shareholders is LookSmart itself. The only thing standing in the way of the rights and ability of tendering shareholders to receive payment in cash for their shares is LookSmart's board of directors.

Whose interests are LookSmart's self-proclaimed "independent" directors actually serving?

If they genuinely believe that a poison pill is in the best interest of shareholders and that shareholders have changed their minds and want a poison pill (in spite of a 75% shareholder vote against a poison pill and overwhelming support of the tender offer and other clear and convincing evidence to the contrary) and could have adopted a poison pill at any time, then why didn't the board adopt a poison pill sooner?

Are they trying to claim that the poison pill hasn't been in the best interest of shareholders since June 16, 2008 (when, according to SEC filings, LookSmart's board determined that a poison pill "was no longer in the best interest of LookSmart's stockholders")...and wasn't in the best interest of shareholders on July 20, 2012 or any other day for 34 days after we commenced the tender offer and then magically suddenly somehow was in the best interest of shareholders on August 23, 2012?

For Immediate Release	Press Release

Why did they wait until after it was announced that we expected the majority tender offer condition to be satisfied and then suddenly impose a "retroactive" poison pill the day before the tender offer was scheduled to expire?

Why would truly independent directors defy a shareholder majority and deprive shareholders of liquidity? Are they claiming they know shareholders better than shareholders know themselves?

LookSmart's shareholders have spoken by voting against a poison pill and overwhelming support of the tender offer. Apparently, LookSmart's officers and directors haven't gotten the hint. Maybe the positive market reaction to the tender offer and negative market reaction to their entrenchment efforts were confusing to them or too subtle for them to perceive. Maybe they just don't care.

We believe shareholders should have a choice. We urge all shareholders to call and email LookSmart and demand that LookSmart's officers and directors satisfy their fiduciary duties and do the right thing by immediately terminating the poison pill (again) and otherwise taking all action necessary to cause the conditions to the tender offer to be satisfied.

Whether or not the tender offer is consummated, we intend to hold LookSmart's officers and directors accountable for any and all false and misleading statements and any and all other wrongdoing.

We have serious questions and concerns, which we believe are shared by a large number of our fellow shareholders, regarding LookSmart's long-standing lack of performance, excessive overcompensation, poor vision, failed leadership, dubious corporate governance practices, shady public disclosures, and otherwise dismal track record of negative results, empty promises, and failed business model after failed business model.

We have serious questions and concerns about the ability of LookSmart's "temporary/interim" CEO to manage a public company. We believe he may be inadequate. We also have serious questions and concerns about the ability of LookSmart's so-called "independent" directors to oversee management and satisfy their fiduciary duties. We believe that they may have failed to hold management accountable.

We have privately notified LookSmart and LookSmart's legal counsel of our questions and concerns, including, without limitation, as early as July 6, 2012, and attempted to privately communicate with them numerous times since then. LookSmart's officers and directors have refused to communicate with us in good faith.

If LookSmart is unable or unwilling to communicate with us in good faith privately, then we intend to communicate publicly with shareholders and ask shareholders to hold LookSmart's officers and directors accountable.

We believe that LookSmart's officers and directors may be exposing themselves to personal liability and potentially endless litigation if they continue to block or delay the ability of tendering shareholders to receive payment for their shares. If the tender offer is not consummated, we believe that shareholders may rightly seek to hold LookSmart's officers and directors personally liable for the loss of the opportunity.

We are preparing to launch a website at looksmarter.org for shareholders who want a smarter, better LookSmart. We plan to post updates and other information on the website during the tender offer and after the tender offer (whether or not the tender offer is consummated), including if a proxy contest becomes necessary."

For Immediate Release	Press Release

About Snowy August Management LLC

Snowy August Management LLC is an alternative investment manager headquartered in New York. Snowy August Management provides value-oriented investment management services, focusing on information technology and Southeast Asian businesses and investments. As of the date hereof, Snowy August Management may be deemed to beneficially own 863,312 shares (or 5.0%) of LookSmart's outstanding common stock.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to LookSmart and third parties and conditions we cannot control or predict, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

About the Tender Offer

This press release is intended to inform the public or security holders in general about the tender offer. This press release is not an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is being made only pursuant to the Schedule TO filed July 20, 2012 by PEEK with the SEC and other related tender offer material. Security holders are advised to read the tender offer material because it contains important information about the tender offer. Security holders may get the material for free at the web site maintained by the SEC at http://www.sec.gov. Security holders may request free copies of the material from PEEK or the information agent for the tender offer using the contact information provided herein or in the material.

About any Possible Proxy or Consent Solicitation

This press release is not a request for, or to execute or revoke or not execute or revoke, any proxy or consent. This press release is not intended to solicit, or result in the procurement, withholding, or revocation of, any proxy or consent. We are not asking you for any proxy or consent. You are requested not to send us a proxy or consent. Any such solicitation will be made pursuant to solicitation materials filed with the SEC if and as required by law.

Contacts:

Michael Onghai

President

(917) 397-7234

michael@snowyaugust.com

Fletcher Clark Johnston

Legal Counsel

(214) 808-3264

fletcher.johnston@seclawgroup.com